SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             . Commission file number 1-9810.

A.	Full title of the plan: Savings and Retirement Plan for Teammates of Owens & Minor, Inc.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Owens & Minor, Inc.

4800 Cox Road

Glen Allen, Virginia 23060

Financial Statements, Schedules and Exhibits

Independent Auditors’ Report

The Board of Directors

Owens & Minor, Inc.:

We have audited the accompanying statements of assets available for benefits of the Savings and Retirement Plan for Teammates of Owens & Minor, Inc. (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Savings and Retirement Plan for Teammates of Owens & Minor, Inc. as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 13, 2003

SAVINGS AND RETIREMENT PLAN FOR TEAMMATES OF

OWENS & MINOR, INC.

Statements of Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments at fair value:
Common stock	$3,315,822	3,448,382
Mutual funds	30,808,332	35,333,218
Common collective trust funds	27,137,436	25,134,898
Cash equivalents	52,956	64,297
Participant loans	2,514,937	2,440,105

Total investments	63,829,483	66,420,900

Receivables:
Employer contributions	1,174,155	1,079,949
Dividends and interest	14,182	11,522

Total receivables	1,188,337	1,091,471

Assets available for benefits	$65,017,820	67,512,371

See accompanying notes to financial statements.

SAVINGS AND RETIREMENT PLAN FOR TEAMMATES OF

OWENS & MINOR, INC.

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Investment loss:
Net depreciation in fair value of investments	$(7,729,546)	(5,828,052)
Interest	189,033	567,967
Dividends	496,965	392,063

	(7,043,548)	(4,868,022)

Contributions:
Employer	3,128,121	2,909,411
Participant	5,441,097	5,212,346

	8,569,218	8,121,757

Benefits paid to participants	4,006,156	4,280,084
Administrative expenses	14,065	33,391

Net decrease	(2,494,551)	(1,059,740)

Assets available for benefits:
Beginning of year	67,512,371	68,572,111

End of year	$65,017,820	67,512,371

See accompanying notes to financial statements.

SAVINGS AND RETIREMENT PLAN FOR TEAMMATES

OF OWENS & MINOR, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Summary of Significant Provisions of the Plan

The following brief description of the Savings and Retirement Plan for Teammates of Owens & Minor, Inc. (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

(a)	General

The Plan is a defined contribution plan that is available to substantially all teammates of Owens & Minor, Inc. (the Employer) who have completed one month of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

The Plan allows participants to contribute up to 50% of their eligible compensation, with the Employer matching 50% of the first 6% of compensation that a participant contributes to the Plan. Also under the Plan, the Employer contributes 1% of compensation (as defined in the plan document) to each participant actually employed on the last day of the plan year. The Employer may increase or decrease its contributions by providing notice of the change to the participants no later than 90 days prior to the beginning of the plan year in which the change will take effect.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution and an allocation of earnings thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce current year employer contributions. Employer contributions were reduced by approximately $60,000 and $45,000 from forfeited nonvested accounts in 2002 and 2001, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Investment Options

Participants in the Plan currently have 12 investment options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to the following funds or investment funds: Owens & Minor, Inc. common stock fund, five collective trust funds and six mutual funds. These options provide for a range of investment objectives, including growth, growth and income, income and capital stability. Investment in the Owens & Minor, Inc. common stock fund is limited to 20% of the employee’s account balance.

SAVINGS AND RETIREMENT PLAN FOR TEAMMATES

OF OWENS & MINOR, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(e)	Vesting and Withdrawals

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching contributions and the earnings on those contributions are fully vested after one year of credited service, while the employer 1% contributions are fully vested after five years of credited service. The Plan allows certain terminated participants to become 100% vested in their account.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code Section 401(a) (9) (A). Additionally, in the case of hardship, a participant may apply for a distribution as described in the Plan agreement.

(f)	Participant Loans

Participants may borrow from their vested interests in the Plan as follows:

Vested balance	Loan limit
$0 to $99,999	50% of account balance
$100,000 or more	$50,000

No loan can be made for more than 50% of a participant’s vested balance. A loan’s term may not exceed five years unless the proceeds are used exclusively to purchase a principal residence. The interest rate charged is comparable to that charged by third parties for similar loans.

(g)	Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

SAVINGS AND RETIREMENT PLAN FOR TEAMMATES

OF OWENS & MINOR, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit distributions, which are recorded when paid. Contributions to the Plan and interest and dividend income are recognized as earned; administrative expenses are recognized when incurred; and realized gains and losses and unrealized appreciation and depreciation of investments are recognized as they occur.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investments

The Plan’s investments are stated at fair value. The values of investments stated at fair value are determined based upon quoted market prices, except for participant loans receivable, which are valued at cost, which approximates fair value. The carrying amounts of dividends and interest receivable approximate fair value because of the short-term maturity of these instruments. Purchases and sales are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have a material impact on the accompanying financial statements. Cost of investments sold is determined on the first-in, first-out (FIFO) method.

(d)	Administrative Expenses

Substantially all of the administrative expenses are paid by the Plan.

SAVINGS AND RETIREMENT PLAN FOR TEAMMATES

OF OWENS & MINOR, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s assets:

	December 31,
Description	2002	2001

Mutual fund – AXP New Dimensions, 961,030 and 962,201 shares, respectively	$18,519,051	23,650,895

Mutual fund – PIMCO Total Return II, 466,889 and 338,047 shares, respectively	4,794,954	3,427,796

Common collective trust fund – American Express Trust Income Medium-Term Horizon Fund, 248,291 and 246,692 shares, respectively	4,965,573	5,354,945

Common collective trust fund – American Express Trust Income II, 834,249 and 768,219 shares, respectively	19,145,182	16,811,696

Corporate common stock – Owens & Minor, Inc., 201,938 and 186,399 shares, respectively	3,315,822	3,448,382

During 2002 and 2001, the Plan’s investments (including investments bought, sold, as well as held during these years) appreciated (depreciated) in value as follows:

	2002	2001
Mutual funds	$(7,262,041)	(6,269,538)
Common collective trust funds	(85,750)	305,934
Common stock	(381,755)	135,552

	$(7,729,546)	(5,828,052)

(4)	Investment Contract with Insurance Company

In 1985, the Plan entered into a benefit-responsive investment contract with Hartford Life Insurance Company (Hartford). Hartford maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract was included in the Plan’s financial statements at contract value as reported to the Plan by Hartford. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

SAVINGS AND RETIREMENT PLAN FOR TEAMMATES

OF OWENS & MINOR, INC.

Notes to Financial Statements

December 31, 2002 and 2001

In April 2001, the Plan terminated the investment contract. The proceeds from the contract were reinvested in the American Express Trust Income II collective trust fund.

There were no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were 4.1% and 5.4%, respectively, for 2001. Such interest rates were reviewed on an annual basis for resetting.

(5)	Federal Income Taxes

In a determination letter dated October 15, 2002, the Internal Revenue Service (IRS) has ruled that the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from taxation under the provisions of Section 501(a). The letter states that the Plan complies in form with the series of tax law changes collectively referred to as GUST. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualified status. The plan administrator believes that the Plan has been operated in accordance with applicable requirements of the IRC.

Under present federal income tax laws and regulations, participants will not be taxed on employer contributions allocated to their accounts or on investment earnings on such contributions or investment earnings on their own contributions at the time such contributions and investment earnings are received by the trustee under the Plan; but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

(6)	Related Party Transactions

The Plan owned 201,938 shares of Owens & Minor, Inc. common stock as of December 31, 2002, with a cost basis of $2,471,835 and a fair value of $3,315,822. During 2002, 22,417 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $374,909 and 6,878 shares, with a cost basis of $73,569, were sold for $125,678.

As of December 31, 2001, the Plan owned 186,399 shares of Owens & Minor, Inc. common stock with a cost basis of $2,170,495 and a fair value of $3,448,382. During 2001, 10,670 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $186,618 and 17,840 shares, with a cost basis of $190,823, were sold for $309,937. Because Owens & Minor is the plan sponsor, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of common collective and mutual funds managed by American Express Trust Company (American Express). American Express is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $4,719 and $13,842 for the years ended December 31, 2002 and 2001, respectively.

Schedule

SAVINGS AND RETIREMENT PLAN FOR TEAMMATES

OF OWENS & MINOR, INC.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (face amount/ number of shares or units)	Fair value
* Corporate common stock – Owens & Minor, Inc.	201,938 shares of common stock	$3,315,822

Mutual funds:
* AXP funds	961,030 units of New Dimensions Fund	18,519,051
PIMCO funds	466,889 units of Total Return II Fund	4,794,954
* AXP funds	424,834 units of Blue Chip Advantage Fund	2,629,725
AIM funds	119,664 units of Constellation Fund	1,990,014
Franklin Templeton Investments	57,466 units of Small Cap Growth Fund	1,261,370
Franklin Templeton Investments	194,130 units of Foreign Fund	1,613,218

Common collective trust funds:
* American Express Trust Company	43,334 units of Income Short-Term Horizon Fund	763,062
* American Express Trust Company	248,291 units of Income Medium-Term Horizon Fund	4,965,573
* American Express Trust Company	86,805 units of Income Long-Term Horizon Fund	1,627,938
* American Express Trust Company	834,249 units of Income II Fund	19,145,182
* American Express Trust Company	25,693 units of Equity II Fund	635,681

* American Express Trust Company – cash equivalents	52,956 units of Money Market I Fund	52,956

* Participant loans	Notes receivable, interest rates ranging from 5.25% – 10.50% with up to five years maturity	2,514,937

		$63,829,483

* Party-in-interest

See accompanying independent auditors’ report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Retirement Plan for Teammates of Owens & Minor, Inc.

Name:	June 30, 2003	/s/ ERIKA T. DAVIS
Erika T. Davis
Senior Vice President, Human Resources Plan Administrator

Form 11-K

Exhibit Index

Exhibit	Description
23	Consent of Independent Auditors

99.1	Certification Pursuant to 18 U.S.C. Section 1350

99.2	Certification Pursuant to 18 U.S.C. Section 1350